UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of June 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: June 2nd, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Wellington, New Zealand - June 2, 2005 --/PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Austral Pacific advises that the second test zone in Cardiff-2A has been successfully hydraulically fractured, and has been lifting frac fluids to surface for several days. Flow rates of several hundred barrels per day have been sustained, together with a modest but stable gas flare and some condensate (light oil). However, it will take some time to lift out the several thousand barrels of fluids which have been pumped into the reservoirs during the frac operations. Until this is done, an assessment of the flow potential of both of these test zones cannot reasonably be made.

The schedule for securing a coil tubing unit, in order to clean out frac sand and remaining frac fluids from the test tubing, has been delayed by other operators' schedules; and this is now scheduled to commence in late June. Given this situation, Austral will now proceed to frac and conduct interim flow operations on the third test zone, while awaiting the coil tubing unit. CEO Dave Bennett comments "Everything that has occurred to date is consistent with successful frac operations and with the successful flowing of gas and condensate from the reservoir. In due course, the flow capability of the well, and hence the overall economic potential of the Cardiff discovery (Austral 25.1%), will be revealed. In the interim, patience is needed"

Cheal Oil Field

For the last 10 days, Cheal-A3X has been on production test, and has been averaging 450 barrels of oil per day, with 200,000 cubic feet of gas per day and no associated water. This compares favourably with the 350 barrels of oil per day averaged by Cheal-A4 over the three months to April, and encourages the joint venture to accelerate its plans for future Cheal field development (Austral 36.5%). The produced oil is being transported to the nearby Waihapa oil production station, where it is sold to Swift Energy at a world parity price less costs, fees and government royalties.

Other Activities

The onshore-offshore seismic survey over Inaha Prospect in PEP 38492 (Austral 100%) is scheduled for later this month. Early results from last month's seismic survey over the Tolaga Prospect in PEP 38330 (Austral 44.2%) are encouraging. Rig contract award is to be made this month for the drilling of the Douglas prospect in Papua New Guinea.

CONTACT: Investor Relations:
Tel: +1 561 837 8057 ext 2
Web site: http://www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.